United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Vale signs a HoA with Mitsui to acquire its stake in Moatize and NLC as the first step to exit the coal business

Rio de Janeiro, January 20th, 2021 - Vale S.A (“Vale” or the “Company”) informs that on this date it signed a Heads of Agreement (“HoA”) with Mitsui & Co., Ltd (“Mitsui”), allowing both parties to structure Mitsui’s exit from the Moatize coal mine (“Moatize mine”) and the Nacala Logistics Corridor (“NLC”), as a first step towards Vale’s divestment of the coal business. The transaction is in line with the Company’s focus on its core businesses and ESG agenda, committed to becoming carbon-neutral by 2050 and reducing 33% of its scopes 1 and 2 emissions by 2030.

Heads of Agreement

The agreement establishes the main terms for the acquisition by Vale of the totality of Mitsui's stakes of 15% in the Moatize mine together with 50% in the equity and all other minority credits Mitsui holds on NLC. The parties' objective is that Mitsui's exit can be completed throughout 2021, which is subject to the execution of the definitive agreement and usual conditions precedent in this sort of transaction.

The HoA determines that Vale will acquire Mitsui's stake in the mine and logistics assets for US$ 1.00 (one U.S. dollar) each. Upon closing of the transaction, Vale will consolidate NCL entities and, therefore, all of their assets and liabilities, including the Nacala project finance, which has approximately US$ 2.5 billion outstanding balance. Consolidation of the Project Finance will imply that approximately US$ 300 million per year in operating expenses at the Moatize mine, associated with the Nacala Corridor tariff and which currently impact the Coal Business EBITDA, will be reclassified to financial expenses, debt amortization, sustaining capital and others, with an equivalent increase in the Coal Business EBITDA. Future refinancing of the Project Finance and simplification of the structure will lead to potential annual savings of approximately US$ 25 million.

Following the acquisition of Mitsui's stakes and, hence, the governance and asset management simplification, Vale will begin the process of divesting its participation in the coal business, which will be guided by the preservation of the operational continuity of the Moatize mine and the NLC, through the search for a third party interested in those assets.

Operational improvement initiatives

Vale has been implementing two initiatives that are expected to produce sustainable results at the Moatize mine: a new mining plan and a new operational strategy for the coal processing plants.

The new mining plan prioritizes ore bodies of better quality and has a better stripping ratio, which is expected to result in a better product mix and cost reduction, as an outcome of investments made in the last 3 years in an intense drilling campaign, aiming a better knowledge of resources and reserves.

The two processing plants will be revitalized and adapted to a new flowsheet, which has been under implementation since November 2020. Once fully executed, Vale expects to resume the ramp-up, reaching a production rate of 15 Mtpy in 2H21 and 18 Mtpy in 2022.

Divestment process

Over the past 15 years Vale has worked in partnership with the Mozambique and Malawi governments in the implementation of the Moatize mine and the 912 km of the NLC to serve coal transportation, in addition to the revitalization of general cargo operations and passengers transportation. These investments represent a relevant legacy to the countries and are an important vector for local development.

Following its New Pact with Society strategic pillar, while conducting a responsible search process for an investor in the coal business, Vale will continue to support the project's ramp-up and maintain all its commitments to society and stakeholders, including obligations already committed to regarding labor rights and resettlement.

The HoA signing, as an initial step towards Vale’s divestment from the coal business, is in line with its discipline in capital allocation and the simplification of the Company's portfolio, and reinforces its commitment to the Paris Agreement, as well as Vale's ambition to become a leader in low carbon mining.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: January 20, 2021		Head of Investor Relations